SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

(Amendment No. 1)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

ANGELES INCOME PROPERTIES, LTD. 6

(Name of the Issuer)

ANGELES INCOME PROPERTIES, LTD. 6

ANGELES REALTY CORPORATION II

AIMCO PROPERTIES, L.P.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO/IPT, INC.

AIMCO-GP, INC.

AIMCO IPLP, L.P.

COOPER RIVER PROPERTIES, L.L.C.

AIMCO AIP 6 MERGER SUB LLC

ANGELES INCOME PROPERTIES 6, LP

(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John Bezzant

Executive Vice President

Apartment Investment and Management Company

4582 South Ulster Street, Suite 1100

Denver, Colorado 80237

(303) 757-8101

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

WITH COPY TO:

Robert Mintz, Esq.

Hogan Lovells US LLP

One Tabor Center

1200 Seventeenth St., Suite 1500

Denver, Colorado 80202

(303) 899-7300

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$5,246,078.88	$608.61

* For purposes of calculating the fee only. This amount was calculated by multiplying the 19,572 limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $268.04 per limited partnership unit.

** Calculated as the sum of (i) the initial transaction value of $4,939,972.80 multiplied by 0.0001161, and (ii) the increase in transaction value of $306,106.08 multiplied by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $601.20

Filing Party: Apartment Investment and Management Company; Aimco Properties, L.P.

Form or Registration No.: Form S-4 (Registration No. 333-175842)

Date Filed: July 28, 2011

Amount Previously Paid: $35.08

Filing Party: Apartment Investment and Management Company; AIMCO Properties, L.P.

Form or Registration No.: Form S-4 (Registration No. 333-175842)

Date Filed: November 15, 2011

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (1) Angeles Income Properties, Ltd. 6, a California limited partnership (the “Company” or “AIP”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) Angeles Realty Corporation II, a California corporation and the general partner of AIP (“ARC II”); (3) AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”); (4) Apartment Investment and Management Company, a Maryland corporation (“Aimco”); (5) AIMCO/IPT, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco (“AIMCO/IPT”); (6) AIMCO-GP, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco and the general partner of Aimco OP (“AIMCO-GP”); (7) AIMCO IPLP, L.P., a Delaware limited partnership, of which AIMCO/IPT is the general partner (“AIMCO IPLP”), (8) Cooper River Properties, L.L.C., a Delaware limited liability company of which AIMCO IPLP is the sole member (“Cooper River”), (9) AIMCO AIP 6 Merger Sub LLC, a Delaware limited liability company, of which Aimco OP is the sole member (“Merger Sub”), and (10) Angeles Income Properties 6, LP, a Delaware limited partnership, of which ARC II is the general partner (“New AIP”).

This Schedule 13E-3 relates to the (i) the merger of AIP with and into New AIP, with New AIP as the surviving entity (the “First Merger”), and (ii) after the First Merger, the merger of Merger Sub with and into New AIP, with New AIP as the surviving entity, which are described in the information statement/prospectus which forms a part of the registration statement on Form S-4 filed by Aimco and Aimco OP contemporaneously with this Schedule 13E-3 (the “Information Statement/Prospectus”). A copy of the Information Statement/Prospectus is incorporated by reference in Exhibit (a) to this Schedule 13E-3. The item numbers and responses thereto are provided in accordance with the requirements of Schedule 13E-3.

Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Information Statement/Prospectus in answer to the items of Schedule 13E-3. The information in the Information Statement/Prospectus, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement/Prospectus and the annexes and exhibits thereto. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Information Statement/Prospectus.

As of the date hereof, the Information Statement/Prospectus is in preliminary form and is subject to completion or amendment.

ITEM 1. Summary Term Sheet

Summary Term Sheet. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2. Subject Company Information

(a)	Name and Address. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET—Parties Involved” is incorporated herein by reference.

(b)	Securities. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT ANGELES INCOME PROPERTIES, LTD. 6” and “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET - Reasons for the Transactions” and “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT ANGELES INCOME PROPERTIES, LTD. 6—Distributions to Limited Partners” and “COMPARISON OF AIP UNITS AND AIMCO OP UNITS” is incorporated herein by reference.

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. Not applicable.

ITEM 3. Identity and Background of Filing Person

(a)-(c)	This Schedule 13E-3 is being filed by: (1) Angeles Income Properties, Ltd. 6, a California limited partnership (the “Company” or “AIP”); (2) Angeles Realty Corporation II, a California corporation and the general partner of AIP (“ARC II”); (3) AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”); (4) Apartment Investment and Management Company, a Maryland corporation (“Aimco”); (5) AIMCO/IPT, Inc., a Delaware corporation (“AIMCO/IPT”); (6) AIMCO-GP, Inc., a Delaware corporation (“AIMCO-GP”); (7) AIMCO IPLP, L.P., a Delaware limited partnership (“AIMCO IPLP”), (8) Cooper River Properties, L.L.C., a Delaware limited liability company (“Cooper River”), (9) AIMCO AIP 6 Merger Sub LLC, a Delaware limited liability company (“Merger Sub”), and (10) Angeles Income Properties 6, LP, a Delaware limited partnership (“New AIP”).

AIMCO-GP is the general partner of Aimco OP and a wholly owned subsidiary of Aimco. ARC II is the general partner of the Company and New AIP and is a wholly owned subsidiary of AIMCO/IPT. AIMCO/IPT is a wholly owned subsidiary of Aimco. Merger Sub was formed solely for the purpose of consummating the merger with the Company, and its sole member is Aimco OP. AIMCO/IPT holds a 70% interest in AIMCO IPLP as its general partner. AIMCO IPLP owns 100% of Cooper River.

The principal business of Aimco, AIMCO-GP, AIMCO/IPT, AIMCO IPLP, Cooper River and Aimco OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal business of ARC II is managing the affairs of AIP. New AIP was formed solely for the purpose of consummating the merger with AIP and, prior to such merger, does not have any assets or operations. Merger Sub was formed solely for the purpose of consummating the merger with New AIP and does not have any assets or operations. The business address of Aimco, AIMCO-GP, AIMCO/IPT, AIMCO IPLP, Aimco OP, Cooper River and Merger Sub is 4582 South Ulster Street, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of AIP, New API and ARC II is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and their telephone number is (864) 239-1000. AIP is the subject company.

The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET—Parties Involved,” “INFORMATION ABOUT THE AIMCO ENTITIES,” “INFORMATION ABOUT ANGELES INCOME PROPERTIES, LTD. 6” and “Annex D—Officers and Directors” is incorporated herein by reference.

During the last five years, none of Aimco, AIMCO-GP, AIMCO/IPT, AIMCO IPLP, Aimco OP, Cooper River, AIP, New AIP, Merger Sub or ARC II nor, to the best of their knowledge, any of the persons listed in Annex D of the Information Statement/Prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. Terms of the Transaction

(a)(1)	Material Terms. Tender Offers. Not applicable.

(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE TRANSACTIONS,” “THE MERGER AGREEMENT,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK,” “COMPARISON OF AIP UNITS AND AIMCO OP UNITS,” “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS” and “Annex A—Amended and Restated Agreement and Plan of Merger” is incorporated herein by reference.

(c)	Different Terms. Not applicable.

(d)	Appraisal Rights. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET—Appraisal Rights,” “THE TRANSACTIONS—Appraisal Rights,” “THE MERGER AGREEMENT—Appraisal Rights” and “Annex C—Appraisal Rights of Limited Partners” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. There has been no provision made by any filing persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

(f)	Eligibility for Listing or Trading. The information set forth in the Information Statement/Prospectus under the captions “COMPARATIVE PER SHARE DATA,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK” and “COMPARISON OF AIP UNITS AND AIMCO OP UNITS” is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Information Statement/Prospectus under the caption “INFORMATION ABOUT ANGELES INCOME PROPERTIES, LTD. 6—Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions,” “THE TRANSACTIONS—Background of the Transactions,” and “THE TRANSACTIONS—Determination of Merger Consideration” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT ANGELES INCOME PROPERTIES, LTD. 6—Certain Relationships and Related Transactions,” “THE TRANSACTIONS—Approvals Required” and “THE MERGER AGREEMENT” is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE TRANSACTIONS—Background of the Transactions,” and “THE TRANSACTIONS—Future Plans for the Property” is incorporated herein by reference.

(c)(1)-(8)	Plans. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions,” “SPECIAL FACTORS—Effects of the Transactions,” “THE TRANSACTIONS—Background of the Transactions,” “THE TRANSACTIONS—Future Plans for the Property” and “THE MERGER AGREEMENT—The Mergers” is incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Merger Transactions” and “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions,” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions,” is incorporated herein by reference.

(d)	Effects. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Effects of the Transactions” and “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS” is incorporated herein by reference. Upon completion of the merger transactions, Aimco’s and its affiliates’ interest in the net book value of AIP will increase from 59.44% to 100%, or from a deficit of $(5,871,000) to a deficit of $(9,877,000) as of December 31, 2010.

ITEM 8. Fairness of the Transaction

(a)-(b)	Fairness / Factors Considered in Determining Fairness. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Merger Transactions,” “SPECIAL FACTORS—The Appraisal,” “SPECIAL FACTORS—Opinion of Financial Advisor” and “Annex B — Opinion of Duff & Phelps, LLC” is incorporated herein by reference. The appraisal report dated as of October 20, 2011 prepared by KTR Real Estate Advisors LLC (“KTR”) and related to the Lazy Hollow Apartments is included as Exhibit (c)(1) to this Schedule 13E-3 and is incorporated herein by reference. The board presentation dated November 15, 2011, prepared by Duff & Phelps, LLC (the “D&P Presentation”), is incorporated into this Schedule 13-E3 as Exhibit (c)(3), and is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Merger Transactions” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Merger Transactions” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Merger Transactions” is incorporated herein by reference.

(f)	Other Offers. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions” is incorporated herein by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transactions,” “SPECIAL FACTORS—The Appraisal,” “SPECIAL FACTORS—Opinion of Financial Advisor,” “Annex B — Opinion of Duff & Phelps, LLC” and “Annex J — Summary of Appraisal Table” is incorporated herein by reference. The appraisal report dated as of October 20, 2011 prepared by KTR and related to the Lazy Hollow Apartments is included as Exhibit (c)(1) to this Schedule 13E-3 and is incorporated herein by reference. The D&P Presentation is incorporated into this Schedule 13-E3 as Exhibit (c)(3), and is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transactions,” “SPECIAL FACTORS—The Appraisal,” “SPECIAL FACTORS—Opinion of Financial Advisor” and “Annex B — Opinion of Duff & Phelps, LLC” is incorporated herein by reference. The appraisal report dated as of October 20, 2011 prepared by KTR and related to the Lazy Hollow Apartments is included as Exhibit (c)(1) to this Schedule 13E-3 and is incorporated herein by reference. The D&P Presentation is incorporated into this Schedule 13-E3 as Exhibit (c)(3), and is incorporated herein by reference.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested holder of AIP Units or any representative who has been so designated in writing.

ITEM 10. Source and Amounts of Funds or Other Consideration

(a)- (d)	Sources of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Information Statement/Prospectus under the captions “THE TRANSACTIONS—Expenses and Fees and Source of Funds” and “FEES AND EXPENSES” is incorporated herein by reference. No alternative financing arrangements or alternative financing plans are correctly contemplated.

ITEM 11. Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Information Statement/Prospectus under the caption “INFORMATION ABOUT ANGELES INCOME PROPERTIES, LTD. 6—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions. Not Applicable.

ITEM 12. The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Fairness of the Merger Transactions,” “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions,” “THE TRANSACTIONS—Background of the Transactions,” and “THE TRANSACTIONS—Approvals Required” is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions,” “SPECIAL FACTORS—Fairness of the Merger Transactions,” “THE TRANSACTIONS—Background of the Transactions,” and “THE TRANSACTIONS—Approvals Required” is incorporated herein by reference.

ITEM 13. Financial Statements

(a)	Financial Information. The information set forth in the Information Statement/Prospectus under the captions “SELECTED SUMMARY HISTORICAL FINANCIAL DATA OF ANGELES INCOME PROPERTIES, LTD. 6,” “Annex E—AIP’s Annual Report on Form 10-K for the year ended December 31, 2010” and “Annex F—AIP’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011” is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)- (b)	Solicitations or Recommendations. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS - The Appraisal”, “SPECIAL FACTORS - Opinion of Financial Advisor” and “FEES AND EXPENSES” is incorporated herein by reference.

ITEM 15. Additional Information

(b)	Not Applicable.

(c)	Other Material Information. The information set forth in the Information Statement/Prospectus, including all annexes and exhibits thereto, is incorporated herein by reference. The Schedule 13E-3 will be amended to specifically list any documents filed in the future that are incorporated by reference into the Registration Statement on Form S-4 filed by Aimco and Aimco OP.

ITEM 16. Exhibits

EXHIBIT NUMBER	DESCRIPTION
(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333–175842, filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(b)	Eleventh Amendment to Senior Secured Credit Agreement, dated as of May 20, 2011, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the Borrowers, the pledgors and guarantors named therein, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and the lenders party thereto (Exhibit 10.1 to Aimco’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, filed by Aimco on August 1, 2011 is incorporated herein by reference).

(c)(1)	Appraisal Report, dated as of October 20, 2011, by KTR Real Estate Advisors LLC, related to the Lazy Hollow Apartments (Exhibit 99.1 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(c)(2)	Opinion of Duff & Phelps, LLC, dated as of November 15, 2011 (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(c)(3)	Board Presentation dated November 15, 2011, prepared by Duff & Phelps, LLC (Exhibit (c)(7) to the Amendment No. 2 to the Schedule 13E-3 filed by Angeles Partners, XII, LP on November 15, 2011 is incorporated by reference herein).

(d)	Amended and Restated Agreement and Plan of Merger, dated November 15, 2011 (Exhibit 10.1 to the Current Report on Form 8-K filed by AIP on November 15, 2011 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex C to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011

ANGELES INCOME PROPERTIES, LTD. 6

By:	Angeles Realty Corporation II,
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011

ANGELES REALTY CORPORATION II

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.,
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011

AIMCO/IPT, INC.

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011

AIMCO-GP, INC.

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011

AIMCO IPLP, L.P.

By:	AIMCO/IPT, Inc.,
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011

COOPER RIVER PROPERTIES, L.L.C.

By:	AIMCO IPLP, L.P.,
Its Sole Member

	By:	AIMCO/IPT, INC.,
Its General Partner

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and AssistantGeneral Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011

AIMCO AIP 6 MERGER SUB LLC

By:	AIMCO PROPERTIES, L.P.
Its Sole Member

	By:	AIMCO-GP, INC.,
Its General Partner

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011

ANGELES INCOME PROPERTIES 6, LP

By:	Angeles Realty Corporation II,
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and Assistant General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333 – 175842, filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(b)	Eleventh Amendment to Senior Secured Credit Agreement, dated as of May 20, 2011, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the Borrowers, the pledgors and guarantors named therein, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and the lenders party thereto (Exhibit 10.1 to Aimco’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 filed by Aimco on August 1, 2011 is incorporated herein by reference).

(c)(1)	Appraisal Report, dated as of October 20, 2011, by KTR Real Estate Advisors LLC, related to the Lazy Hollow Apartments (Exhibit 99.1 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(c)(2)	Opinion of Duff & Phelps, LLC, dated as of November 15, 2011 (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(c)(3)	Board Presentation dated November 15, 2011, prepared by Duff & Phelps, LLC (Exhibit (c)(7) to the Amendment No. 2 to the Schedule 13E-3 filed by Angeles Partners, XII, LP on November 15, 2011 is incorporated by reference herein).

(d)	Amended and Restated Agreement and Plan of Merger, dated November 15, 2011 (Exhibit 10.1 to the Current Report on Form 8-K filed by AIP on November 15, 2011 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex C to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. l to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(g)	Not applicable.